                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1


                                TUT SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value, $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    901103101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 14, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                                  John Seethoff
                 Deputy General Counsel, Finance and Operations
                                One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901103101.
--------------------------------------------------------------------------------

     1. Name of reporting person S.S., or I.R.S. Identification No. of above person
          Microsoft Corporation 91-1144442

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization
          State of Washington

--------------------------------------------------------------------------------

Number of               5.   Sole Voting Power        -0-
Shares
Beneficially            --------------------------------------------------------
Owned by
Each                    6.   Shared Voting Power      -0-
Reporting
Person With:            --------------------------------------------------------

                        7.   Sole Dispositive Power   -0-

                        --------------------------------------------------------

                        8.   Shared Dispositive Power -0-

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          [__]

--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          0.0%

--------------------------------------------------------------------------------

     12.  Type of Reporting Person
          CO

--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer: Tut Systems, Inc. (the "Company")

     (b) Address of principal executive offices of the Issuer: 5964 W. Las Positas Blvd. Pleasant Hill, CA 94588


Item 2.

     (a)  Name of Person Filing: Microsoft Corporation, a Washington corporation

     (b) Address of Principal Business Office: One Microsoft Way, Redmond, Washington 98052
          Attention: Deputy General Counsel, Finance and Operations

     (c)  Citizenship: State of Washington.

     (d)  Title of Class of Securities: Common Stock, Par Value, $0.001 Per
          Share

     (e)  CUSIP Number: 901103101


Item 3.  Not Applicable.


Item 4.  Ownership

     (a)  Amount beneficially owned: 0

     (b)  Percent of class: 0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report he fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|


Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.


Item 8.  Identification and Classification of Members of the Group: Not
         Applicable.


Item 9.  Notice of Dissolution of a Group: Not Applicable.


Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 14, 2002


                                  MICROSOFT CORPORATION

                                  By  /s/ John G. Connors
                                    --------------------------------------------
                                  John G. Connors

                                  Senior Vice President; Chief Financial Officer